

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via Facsimile</u>
Mr. Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
26/F., 88 Hing Fat Street
Causeway Bay, Hong Kong

      Re: Artificial Life, Inc.
             Form 8-K filed April 6, 2011
             File No. 000-25075

Dear Mr. Schoneburg:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note your disclosure that during the company's fiscal year ended December 31, 2010 and the subsequent interim period there were no disagreements or reportable events. However, we further note the disclosure included in the fourth paragraph regarding accounting matters that were identified by KPMG which remained unresolved at the end of KPMG's engagement. Please describe in greater detail these matters and tell us how you determined that there were no disagreements or reportable events.

2.   If you amend your Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

3.   Please ensure that you file a Form 8-K, as appropriate, when you engage your new accountant.

Mr. Eberhard Schoneburg
Artificial Life, Inc.
April 12, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant